AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 2002
                                                     REGISTRATION NO. 333-

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM S-6

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                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

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A.  EXACT NAME OF TRUST:

          TAX EXEMPT SECURITIES TRUST, GEORGIA TRUST 1
          (A UNIT INVESTMENT TRUST)

B.  NAME OF DEPOSITOR:      SALOMON SMITH BARNEY INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            SALOMON SMITH BARNEY INC.
                            388 GREENWICH STREET
                            NEW YORK, NY 10013

D.  NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                           COPY OF COMMENTS TO:
    MICHAEL KOCHMANN                       MICHAEL R. ROSELLA, ESQ.
    Salomon Smith Barney Inc.              Paul, Hastings, Janofsky & Walker LLP
    300 First Stamford Place, 4th Floor    75 East 55th Street
    Stamford, Connecticut 06902            New York, New York 10022-3205
                                           (212) 318-6800


E.  TITLE OF SECURITIES BEING REGISTERED:

          An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

          As soon as practicable after the acquisition and deposit of the underlying obligations.


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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.


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                   SUBJECT TO COMPLETION, DATED JUNE 17, 2002




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                                                     TAX EXEMPT SECURITIES TRUST
                                                                 GEORGIA TRUST 1
                                                       (A UNIT INVESTMENT TRUST)

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      A final prospectus for a prior Series of Tax Exempt Securities Trust is hereby incorporated by reference and used as a preliminary prospectus for Tax Exempt Securities Trust Series, Georgia Trust 1. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Although the previous prospectus includes the specific trusts indicated therein, the specific trusts included with this new Trust when deposited will differ from such previous trusts. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trusts should be considered as being included for informational purposes only. The estimated current return and long-term return for the Trust will depend on the interest rates and offering side evaluation of the securities in the Trust and may vary materially from those of previous trusts. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust. Additionally, since this is the first time a Series of Tax Exempt Securities Trust will offer a Georgia Trust, the risk factors and tax treatment regarding an investment in such Trust are included below. These disclosures for Georgia Trust 1, which will appear in Part C of the final prospectus for the Trust in substantially the same format, subject to more current information and/or minor revisions, read as follows:

Georgia Trust

Risk Factors

      The Georgia Constitution permits the issuance, by the State of Georgia (the "State"), of general obligation debt and of certain guaranteed revenue debt. (Continued on next page.)



      The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

      The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



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The State may incur guaranteed revenue debt by guaranteeing the payment of certain revenue obligations issued by an instrumentality of the State. The Georgia Constitution prohibits the incurring of any general obligation debt or guaranteed revenue debt if the highest aggregate annual debt service requirement for the then current year or any subsequent fiscal year for outstanding general obligation debt and guaranteed revenue debt, including the proposed debt, exceeds ten percent of the total revenue receipts, less refunds, of the State treasury in the fiscal year immediately preceding the year in which any such debt is to be incurred.

      The State operates on a fiscal year beginning July 1 and ending June 30. For example, "Fiscal Year 2002" refers to the year ended June 30, 2002. As of March 31, 2002, the State had general obligation debt outstanding in an aggregate principal amount of $5,609,655,000, and guaranteed revenue debt outstanding in an aggregate principal amount of $488,190,000. On May 1, 2002, the State issued an additional $503,925,000 principal amount of general obligation bonds. Taking into account the newly issued bonds, the highest total annual commitment for the outstanding general obligation and guaranteed revenue debt equaled approximately 6.00% of fiscal 2002 estimated State treasury receipts.

      The Georgia Constitution also permits the State to incur public debt to supply a temporary deficit in the State treasury in any fiscal year created by a delay in collecting the taxes of that year. Such debt must not exceed, in the aggregate, 5% of the total revenue receipts, less refunds, of the State treasury in the fiscal year immediately preceding the year in which such debt is incurred. The debt incurred must be repaid on or before the last day of the fiscal year in which it is to be incurred out of the taxes levied for that fiscal year. No such debt may be incurred in any fiscal year if there is then outstanding unpaid debt from any previous fiscal year that was incurred to supply a temporary deficit in the State treasury. No such short-term debt has been incurred under this provision since the inception of the constitutional authority referred to in this paragraph.

      Virtually all of the issues of long-term debt obligations issued by or on behalf of the State, counties, municipalities, and other political subdivisions, and public authorities thereof are required by law to be validated and confirmed in a judicial proceeding prior to issuance. The legal effect of an approved validation in Georgia is to render incontestable the validity of the pertinent bond issue and the security therefor.

      Moody's Investors Service, Inc. has most recently rated State general obligation bonds Aaa, and Fitch Ratings and Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., have each rated such bonds AAA. There can be no assurance that the economic and political conditions on which these ratings are based will continue or that particular bond issues will not be adversely affected by changes in economic, political, or other conditions that do not affect the above ratings.

      Economic Factors

      The following brief summary regarding the economy of Georgia is based upon information drawn from the official statements of issuers located in Georgia, other publicly available documents and oral statements from various federal and State agencies. None of the information contained in such publicly available documents has been independently verified.

      The following discussion regarding the financial condition of the government of the State may not be relevant to general obligation or revenue bonds issued by political subdivisions of and other issuers in Georgia. Such financial information is based upon information about general financial conditions that may or may not affect individual issuers of obligations within the State.

      The financial condition of the State is affected by various national, economic, social, and environmental policies and conditions. Moreover, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness, and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Municipal


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Obligations to satisfy their obligations. Based on reported data for fiscal
2001, income tax receipts and sales tax receipts of the State for fiscal 2001 made up approximately 54.4% and 34.6%, respectively, of the total State tax revenues.

      The unemployment rate of the civilian labor force in the State for calendar year 2001 was 4.0% according to data provided by the State of Georgia Department of Labor. In descending order, services, wholesale and retail trade, government, manufacturing, transportation and public utilities, finance, insurance and real estate and construction made up the largest sources of nonagricultural employment within the State during fiscal 2001.

      According to the State of Georgia Office of Planning and Budget, during the first nine months of Fiscal Year 2002, the taxes and fees administered by the Georgia Department of Revenue yielded an estimated $580 million, or 5.7% less than in the same period during Fiscal Year 2001. A significant portion of this decline is attributable to the shrinking of the principal sources of State revenue due to the economic recession which started in Georgia in May 2001. While this decline in revenues is not expected to impact the State's mid-year and revenue shortfall reserves, the State's undesignated surplus, which has ranged between $602 and $973 million in fiscal years 1999 through 2001, would be affected.

      Legal Proceedings

      The State from time to time is involved in certain legal proceedings that may or may not have a material adverse impact on the financial position of the State if decided in a manner adverse to the State's interests. Certain of such lawsuits that could have a significant impact on the State's financial position are summarized below.

      Atlanta Coast Mechanical v. R.W. Allen-Beers, J.V. v. Board of Regents and Bovis Constr. Corp., Fulton Superior Court Civil Action No. 1999CV05670; Metro Waterproofing, Inc. v. R. W. Allen-Beers, J.V. v. Board of Regents and Bovis Construction Corp., Fulton Superior Court Civil Action No. 99CV09227; DACA, Inc.
v. R. W. Allen-Beers v. Board of Regents and Bovis Corp., Fulton State Court Civil Action No. 99VS0155601-J; Cleveland Construction, Inc. v. R. W. Allen Beers, J.V. v. Board of Regents and Bovis Constr. Corp., Fulton Superior Court Civil Action No. 1999CV15357. The Children's Medical Center project in Augusta has generated approximately $15 million in delay, equitable adjustment, and design claims from 30 subcontractors and the construction manager, R. W. Allen-Beers J.V. The total project costs are $55 million, with construction management services on the project being provided by Bovis Construction as the program manager. Several subcontractors have filed lawsuits against Beers and the surety. Beers has filed corresponding third-party complaints against the Board of Regents and Bovis. Bovis, as the program manager, has been working through the contract dispute resolution process with all parties to resolve the claims. The first lawsuit is by Atlanta Coast Mechanical (HVAC) for $7 million, with a Beers claim of $5 million. The second lawsuit is by Metro Waterproofing (roofing) for $114,000. In the third lawsuit, DACA has claimed $1.1 million in damages. The fourth lawsuit by Cleveland Construction involves drywall and wall coverings. The State has reached settlement on the Metro Waterproofing and DACA claims, in the approximate respective settlement amounts of $22,000 and $625,000, and has successfully negotiated a settlement with two other subcontractors before suit was filed, paying approximately $1,000,000 in settlement of their claims. The State has settled with Cleveland Construction for $625,000. With three of the four cases now settled, the remaining litigation involves only Atlanta Cost Mechanical and R. W. Allen-Beers (the initial case). R.W. Allen-Beers has dismissed the State's program manager, Bovis, and is entering into settlement discussions with the Board of Regents. For the disputes with R. W. Allen-Beers, the State has filed a fourth party complaint against the architect, Stanley Beaman & Sears, who will be participating in the settlement discussions.

      DeKalb County School District and William Bradley Bryant and other individual members of the DeKalb County Board of Education v. Schrenko, as Superintendent of Schools, McCullough, as Director of


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Student Transportation, State Board of Education, Otis Brumby and other individual members of the State Board of Education, the State of Georgia, Governor Roy E. Barnes, John Oxendine, as Comptroller General, and Daniel Ebersole, as Director of the Office of Treasury and Fiscal Services, Fulton Superior Court Civil Action No. 2001CV35345 (filed March 21, 2001). This is an action for mandamus to compel the Defendants to change the calculation and distribution of school transportation funding to the DeKalb County School District. The DeKalb County School District alleges that the State Board of Education's attendance zone/routing survey system of calculating the State financial aid is contrary to the applicable statute and violates a State Board of Education rule concerning grants for children attending schools other than that of their geographic assignment pursuant to "Majority-to-Minority" or magnet school programs. Plaintiffs seek an entitlement of $63 million. Previous similar federal litigation was resolved in favor of the State, See DeKalb School District v. Schrenko, 109 F.3d 680 (11th Cir. 1997). Oral arguments have been held and briefs and proposed findings of fact and conclusions of law have been submitted by both sides. The State believes it has adequate defenses to the action and will continue to defend the case.

      DeKalb Medical Center, et al. v. Russell Toal, et al., Fulton Superior Court Civil Action No. E67324 (filed February 26, 1998). A number of Georgia Medicaid provider hospitals filed suit on grounds of breach of contract and unconstitutional takings for additional Medicaid reimbursement for state fiscal year 1997. The complaint seeks over $7 million dollars from the State of Georgia and the Department of Community Health. The trial court ruled in favor of the State with respect to the unconstitutional takings claim but ruled against the State on the breach of contract claim, holding that the Department of Community Health had violated the federal statute commonly known as the "Boren Amendment." The Georgia Court of Appeals affirmed the trial court's decision. A petition for certiorari filed by the State is now pending before the Georgia Supreme Court. A decision of the Georgia Supreme Court adverse to the State could result in a loss as large as $13 million.

      Ellis-Don Construction, Inc. v. GSFIC, Fulton Superior Court Civil Action No. 2000CV18524. The UGA Biocontainment Research Center in Athens (now called the Animal Health Research Center) has generated an $8.2 million delay, equitable adjustment, and design claim from the contractor, Ellis-Don. The State has negotiated a withdrawal by Ellis-Don as the general contractor, with all parties reserving their respective rights. The Georgia State Financing and Investment Commission ("GSFIC") will obtain replacement contractors to complete the building and correct the deficiencies and has hired a building commissioning agent and a litigation consultant to monitor the compliance work. GSFIC and the Board of Regents of the University System of Georgia have significant counterclaims against Ellis-Don ($3-6 million). The parties are now completing the discovery phase, after being unable to reach settlement through a court-appointed mediation. The State has filed a third party complaint against the architect, Rosser International, who has filed a fourth party complaint against the engineer, Newcomb and Boyd.

      General Motors Acceptance Corp. v. Jackson, Fulton Superior Court Civil Action No. 1999CV06252 ("GMAC"); Bank of America, N.A., as successor by merger to NationsBank, N.A. v. Jackson, Fulton Superior Court Civil Action No. 1999CV10366; Chrysler Financial Co. LLC v. Jackson, Fulton Superior Court Civil Action No. 1999CV10369; SunTrust Bank, Atlanta, et al. v. Jackson, Fulton Superior Court Civil Action No. 1999CV10385; First Union Nat'l Bank v. Jackson, Fulton Superior Court Civil Action No. 1999CV12508. These suits by financial institutions seek refunds of sales taxes, based upon alleged bad debts on installment sales contracts purchased from Georgia motor vehicle dealers, in the approximate respective amounts of $300,000, $2,500,000, $2,000,000, $1,400,000, and $459,000. The total principal amount of these and all similar, pending administrative claims for refund (for the years 1991-2001) is approximately $53,000,000. The four cases filed after the GMAC case were temporarily stayed pending the outcome of the GMAC case. After the filing of cross-motions for summary judgment in the GMAC case, the Superior Court ruled in favor of the Defendant State Revenue Commissioner. On appeal, the Georgia Court of Appeals affirmed, and the Georgia Supreme Court recently denied GMAC's Petition for certiorari. The plaintiffs in three of the stayed cases have now voluntarily dismissed their suits.


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


      James Andrew Coleman v. United States of America, et al., Federal District Court for the District of Columbia Case No. 1:98cv02559. This civil action was filed against the United States, the "Executive Branch federal defendant," William Jefferson Clinton, the State of Georgia, the State of Mississippi, and the State of South Carolina. As of April 1, 2002, the State of Georgia has not been legally served. The suit alleges that the United States government's failure to enforce the purported terms of surrender ending the Civil War have resulted in the inclusion in the Georgia state flag of a Confederate battle flag, allegedly in violation of those terms of surrender. The suit claims that said failure of enforcement violates various federal constitutional and statutory provisions. The suit prays for relief in the form of $40 billion in compensatory damages and $40 billion in punitive damages against each named defendant. The amended complaint seeks an additional $500 million in damages from each defendant. If the State of Georgia ever becomes a proper party to the suit through legal service of process, the State intends to defend vigorously. The State believes it has good and valid defenses, including but not limited to Eleventh Amendment immunity.

      The foregoing information does not purport to be a complete or exhaustive description of all conditions to which the issuers of Georgia Municipal Obligations are subject. Many factors including national economic, social, and environmental policies and conditions that are not within the control of the issuers of Municipal Obligations could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. Since Georgia Municipal Obligations in the Trust (other than general obligation bonds issued by the State) are payable from revenue derived from a specific source or authority, the impact of a pronounced decline in the national economic or difficulties in significant industries within the State could result in a decrease in the amount of revenues realized from such source or by such authority and thus adversely affect the ability of the respective issuers of the Georgia Municipal Obligations in the Trust to pay the debt service requirements on the Georgia Municipal Obligations. Similarly, such adverse economic developments could result in a decrease in tax revenues realized by the State and thus could adversely affect the ability of the State to pay the debt service requirements of any Georgia general obligation bonds in the Trust.

Georgia Taxes--

      In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor under existing Georgia law:

      The Georgia Trust will not be treated as an association taxable as a corporation. Accordingly, interest on Bonds received by the Georgia Trust that is exempt from personal income taxes imposed by or under the authority of the State of Georgia will be treated for Georgia income tax purposes in the same manner as if received directly by the Holders.

      Each Holder of the Georgia Trust will recognize gain or loss when the Georgia Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or upon the Holder's sale or other disposition of a Unit. The amount of gain or loss for Georgia income tax purposes will generally be calculated pursuant to the Internal Revenue Code of 1986, as amended, certain provisions of which are incorporated by reference under Georgia law.


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                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

      A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                              SEC FILE OR
                                                           IDENTIFICATION NO.
                                                           ------------------
I. Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration
      Statement on Form S-6 under the Securities
      Act of 1933:

      Salomon Smith Barney Inc.                                 2-55436

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and
      15b3-1 of the Securities Exchange Act of
      1934:

      Salomon Smith Barney Inc.                                  8-8177

III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933
      (Charter, By-Laws):

      Salomon Smith Barney Inc.                                333-83314

      B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

      Salomon Smith Barney Inc.                                13-1912900
      JPMorgan Chase Bank                                      13-4994650

Supplemented final prospectuses from the following Series of Tax Exempt Securities Trust (all of which are incorporated herein by reference) may be used as preliminary prospectuses for this Series: Tax Exempt Securities Trust, National Trust 306, California Trust 195 and New York Trust 209 (Reg. Nos. 333-86134, 333-83854 and 333-88110, respectively); and Tax Exempt Securities Trust, National Trust 307 (Insured), National Trust 308, Florida Trust 116 and Maryland Trust 125 (Reg. Nos. 333-89106, 333-89108, 333-88106 and 333-83862,
respectively).


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                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet of Form S-6.
      The Prospectus.
      Additional Information not included in the Prospectus (Part II).
            The undertaking to file reports.
            The signatures.
      *Consent of Independent Auditors.

The following exhibits:

      1.1  --     Trust Indenture and Agreement (incorporated by reference to
                  Exhibit 1.1 to the Registration Statement of Tax Exempt
                  Securities Trust, National Trust 268, 1933 Act File No.
                  333-60620 filed on June 15, 2001).

      1.1.1-- Form of Reference Trust Agreement (incorporated by reference to Exhibit 1.1.1 of Tax Exempt Securities Trust, National Trust 208, 1933 Act File No. 33-58591 filed on June 22, 1995).

      1.2  --     Form of Agreement Among Underwriters (incorporated by
                  reference to Exhibit 99 to the Registration Statement of Tax
                  Exempt Securities Trust, Series 384, 1933 Act File No.
                  33-50915 filed on December 8, 1993).

      2.1  --     Form of Certificate of Beneficial Interest (included in
                  Exhibit 1.1).

      *3.1 -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings "Taxes" and "Miscellaneous-Legal Opinion" in the Prospectus.

      *4.1 --     Consent of the Evaluator.



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* To be filed with Amendment to Registration Statement.


                                      II-2
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                                   SIGNATURES

      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 17TH DAY OF JUNE, 2002.

                         Signatures appear on page II-4.

      The principal officers and a majority of the members of the Board of Directors of Salomon Smith Barney Inc. have signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

SALOMON SMITH BARNEY UNIT TRUSTS
      (Registrant)
SALOMON SMITH BARNEY INC.
      (Depositor)
                                  By: /S/  GEORGE S. MICHINARD, JR.
                                      -----------------------------
                                      GEORGE S. MICHINARD, JR.
                                      (Authorized Signatory)

      By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Salomon Smith Barney Inc.:

      Name                        Title
      ----                        -----

      DERYCK C. MAUGHAN           Director
      MICHAEL A. CARPENTER        Chief Executive Officer, Chairman and Director
      MICHAEL J. DAY              Comptroller

                                  By:   /S/  GEORGE S. MICHINARD, JR.
                                        -----------------------------
                                        GEORGE S. MICHINARD, JR.
                                        (Authorized Signatory)



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*     Pursuant to Powers of Attorney filed as exhibits to Registration Statement
      Nos. 333-62533, 333-66875 and 333-83588.



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